Framework

Nashville's studio for sauna and cold plunge.

LETTER ⌄

Dear investors,

Hi Wefunder investors! Back in your inbox with Flagship and business updates, as well as a special Wefunder event at Framework on Wednesday morning 2/12 for those of you in Nashville:

(1) Thank you! It's been great to see so many of you at the Flagship in the first month. Thanks for coming to help us break it in and I hope you're as excited I am about this next chapter.

(2) Construction/ Building updates:

We're open! First day was January 3rd and we opened <24 hours after receiving our temporary permit from the fire marshal. It was nearly a month later than I had planned for which was incredibly frustrating with a bunch of lessons learned and contractor challenges. Happy to discuss the gory details if anyone is interested. We probably opened at 90% done and are now nearly at 99% -- we've been working 1-3 days per week through January to complete.

We started with just our core experience space, but then within the first weekend added the private rooms, then patio (let me know if you'd like to see a flying sauna video bringing that in from the last location), then cafe mid-month.

We still have a few surprises up our sleeves :) including additional branding and design elements, cafe offerings, and a whole new private room experience (hint: not sauna or cold plunge)!

(3) Business updates:

Over the last 60 days, we've increased membership by 50% and we've increased monthly revenue by 60% since 1/3 we moved into the new space. [I'll get Q4 payments out in February]

After a few steps to get there, we are now fully on our final pricing (listed at **www.joinframework.com/buy** if interested). This includes 2025 membership pricing (and discounts!), bifurcated weekday vs weekend pricing to help manage demand and revenue and our first timer rates.

It's becoming clear that private rooms will be an excellent revenue engine if we can build the demand. I'm thinking about ways to enhance that experience and really grow that line (very new to Framework but not new in the market). Would love ideas and look forward to rolling out mine for you.

Our team is now up to 13 people, 9 of whom started since 12/1.

We're reworking the website in late February to better showcase the space, but you can check out some photoshoot images **here** and **here**.

We need your help!

 Asks:Bring potential new members as guestsSuggest an event at Framework for your company, club/community org, or personal celebration (we can handle groups 5-50 in a variety of spaces and at a variety of price points...with mates rates for this crew, ofc!). You can direct them to: marketing@joinframework.coLeave us a 5-star review for Framework (**https://g.page/r/CeGP3RTXqDx0EBM/review**) and The Cafe at Framework (https://g.page/r/CTI9VWE6YIKjEAE/review) to help us build credibility and search ranking!

Sincerely,

Allen Penn

Founder

How did we do this year?



REPORT CARD

A-

☺ The Good

Launched the business in launch site in February 2024!

Signed up >100 members!

Opened Flagship location in January 2025!

☹ The Bad

Learning the equipment and what can go wrong and break!

Weather seasonality is real

> More staff turnover than I would like ahead of finding the right profile (much better shape now)

2024 At a Glance

January 1 to December 31



$161,138
Revenue



-$446,616
Net Loss



$39,615 [8%]
Short Term Debt



$98,500
Raised in 2024



$20,000
Cash on Hand
As of 03/ 3/25

INCOME   BALANCE   NARRATIVE


Revenues
Profit
$161,138
$0
-$36,474
-$446,616
2023
2024

Net Margin: -277% Gross Margin: 32% Return on Assets: -67% Earnings per Share: $0.00

Revenue per Employee: $13,428 Cash to Assets: 16% Revenue to Receivables: ~ Debt Ratio: 6%

LV_Wellness_-_Year-End_Report_2024.pdf

Framework_Financial_Report_2024.docx.pdf

LV_Wellness_2023.pdf

We ❤ Our 34 Investors

Thank You For Believing In Us

Christy Robinson
Stephen Chau
Joshua Livingston
Ryan Wilson
Gary Maxwell
Charlie Crumbo
Ali Price
Chen Peng
Nathan Matwijec
Travis Lopes
Grant Blevins
Alex Sloan
Alex Marbury
Daniel Werly
Chan Park
Freddie Zhang
Pierre Yvon Delinois
Nicole Hartmann
Carlyle W. Carroll
Kenny Tsai
Mark Norton
Ailish Garrett
Connor Catallo
Michael Berner
Dave Mayer
Dan Melillo
Rose Zhong Punkunus
Stephen Woerner
Vaughn Frigon
Ryan Graves
John Arnold
Mohan Zhang
Mark Klein
Brady Rowe

Thank You!

From the Framework Team



Allen Penn ✖ in

Founder

Employee #25 at Uber and Global Vice-President of Operations for Uber Eats. Former President & COO of Ready, an innovative healthcare startup that raised >$100m. Angel...

Details

The Board of Directors

Director	Occupation	Joined
Allen Penn	CEO @ Framework	2023

Officers

Officer	Title	Joined
Allen Penn	CEO	2023

Voting Power

Holder	Securities Held	Voting Power
Allen Penn	Membership Interest	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2024	$98,500		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Warrants:	0
Options:	0

Form C Risks:

Operational Risk: Accidents or incidents related to the use of cold plunge or sauna facilities could lead to negative publicity, potential litigation, and reputational damage, which may adversely affect the company's operations and financial performance.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Business Model Risk: The company's business model heavily relies on converting trial users to paid memberships. If the trial-to-membership conversion rate is lower than expected, it could adversely affect the company's revenue and growth prospects.

Scientific Risk: New research findings or studies that diminish or contradict the perceived benefits of cold plunge and sauna therapies could negatively impact the demand for the company's services and its ability to attract and retain customers.

Growth Risk: If the company's growth trajectory is slower than anticipated, it could impact the expected payouts to investors, as these payouts may be tied to the company's performance and revenue growth.

and revenue growth.

Construction Risk: Delays or unexpected challenges in the construction timelines for the company's flagship location could result in increased costs, delayed launch, and potential disruptions to the company's operations and expansion plans.

Competition Risk: The market for cold plunge and sauna services may attract new competitors, which could intensify competition and potentially impact the company's market share and profitability.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the gross revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

LV Wellness LLC

Tennessee Limited Liability Company
Organized March 2023
12 employees
1411 4th Ave South
Nashville TN 37210 https://www.joinframework.com/

Business Description

Refer to the Framework profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Framework is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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